FOR RELEASE DECEMBER 18, 2000 - 8:00 A.M. EASTERN STANDARD TIME

PLEASE CONTACT

Edward W. Sample, C.E.O.                           Michael DiLorenzo/David McKee
Piranha, Inc.                                      Schwartz Communications
(972) 739-0373                                     (781) 684-0770
edsample@piranhabyte.com                           piranha@schwartz-pr.com


                    PIRANHA, INC. ANNOUNCES INTENT TO ACQUIRE
                    NATIONAL NASDAQ COMPANY, PRINTWARE, INC.

DALLAS, TX--DECEMBER 18, 2000--Edward W. Sample, Chairman and C.E.O. of Piranha, Inc. (OTC BB: BYTE), announced today that Piranha intends to immediately commence a tender offer to acquire all of the shares of Printware, Inc. (NASDAQ:
PRTW) in a proposed tax-free transaction.

Piranha's tender offer will be issued at a purchase price of $3.75 per share and has been approved by Piranha's Board of Directors.

Piranha is a cutting-edge technology company that specializes in implementing digital workflow software solutions, featuring innovative data compression science. Piranha's proprietary science and technology have become recognized by leaders in the printing and publishing, medical, financial, and entertainment industries.

"Today's announcement marks a very significant milestone in Piranha's short history because it provides a tremendous opportunity to incorporate Piranha's unique science and technology with Printware's leadership at the production end of the printing process," stated Sample. "Printware has made a concentrated effort to focus on Internet applications that maximize its unique computer-to-plate technology. Piranha specializes in Internet workflow, image management and distribution. Both Piranha and Printware operate outside of the conventional off-set printing business by empowering conventional printing customers to utilize the speed, functionality, and universal appeal of the Internet. Combined with already developed Piranha digital workflow applications, image databases, and data compression sciences, Printware's leading edge computer-to-plate technology will allow users who require ink-on-paper and electronic publishing to now reach both worlds from a single application. This synergistic relationship maximizes the technologies of each separate company."

Piranha's recent acquisition of JJT, Inc. provides a "front end" digital capture operation with high profile clients including The Library of Congress, The New York Public Library, The University of Texas at Austin and others. Piranha's core product, Piranha Byte, provides digital asset management, including data compression for transmission and storage efficiencies, image database and workflow management tools. Piranha Byte has been sold to such notables as DDB Worldwide, McCann-Erickson, and Quebecor World. Piranha Net is a developing compression science that addresses the need for smaller but better images for use on web pages, speeding download time. Piranha Stream is a real-time encoded streaming media product. Piranha customers are ideal candidates for Printware's leading edge computer-to-plate Internet printing applications. Printware customers are ideal candidates for Piranha's data workflow expertise.

"While there are numerous advantages to Printware shareholders I will highlight four additional reasons that clearly add to the dynamics," Sample continued.

PIRANHA LEADERSHIP:
   o President, C.O.O., Larry Greybill. Thirty years of industry experience with The Chicago Tribune, Associated Press, Seven Worldwide and others.
   o Chief Technology Officer, Raj Malhotra. Mr. Malhotra built the online infrastructure for AP AdSEND, the Associated Press system that provides delivery, tracking and archiving services for digital ads.
   o Director of Business Development, Roy Zucca. Mr. Zucca, formerly senior vice president and manager of Print Technology for Young & Rubicam, is one of the leading technical executives in the ad agency world.

PIRANHA RESEARCH & DEVELOPMENT:
   o Director of R&D, Dr. Xialion Wu. Dr. Wu has received numerous awards including Distinguished Research Professor at the University of Western Ontario, and was a member of the Emmy Award winning JPEG Engineering Group in 1996. Dr. Wu has published over 94 papers in the field of graphics/visualization and image/multimedia processing and has co-authored a number of patents.
   o Chief Scientist, Carey Lotzer. With a degree in Geophysics and significant experience in Analytical Mathematics, Mr. Lotzer's proprietary compression algorithms are the foundational building blocks of Piranha, Inc.

PIRANHA ADVISORY BOARD:
   o      Time, Inc.
   o      Newsweek
   o      R.R.Donnelley and Sons Company
   o      QuadGraphics, Inc.

PIRANHA SALES AND MARKETING:
   o Director of International Business, Alan Fairnington. Mr. Fairnington, formerly president of J. Walter Thompson's Asia-Pacific region, directs the Company's international sales and marketing efforts.
o Regional Manager, North America, Hoshin Seki. Mr. Seki is a well-recognized leader in quality assurance and technology development in the advertising and print production worlds.

"The structure of the proposed acquisition would result in Piranha's conversion to a National Nasdaq company", explained Sample. "This will significantly broaden our representation in the marketplace and will allow analyst coverage of our company."

MORE INFORMATION ABOUT PIRANHA, INC. IS AVAILABLE AT WWW.PIRANHA.COM.
                                                     ---------------

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995 Included in this press release are certain "forward looking" statements within the meaning of the Securities Act of 1933, as amended. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, actual results may differ materially from those anticipated in the forward looking statements as a result of certain factors including sales levels, retention, competition trends, and other market factors. This announcement does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities.

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